Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

October 17, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Asen Parachkevov

Re:	Cornerstone Total Return Fund, Inc.
Preliminary Proxy Statement on Schedule 14A
Notice of Filing

Dear Mr. Parachkevov:

The above-referenced filing (the “Preliminary Proxy Statement”) of our client, Cornerstone Total Return Fund, Inc. (the “Fund”), filed on October 17, 2014, pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, is furnished in connection with the solicitation of proxies by the Board of Directors of the Fund, a New York corporation for use at a special meeting of stockholders to be held on December 8, 2014, 1075 Hendersonville Road, Suite 250, Asheville, North Carolina, 28803, to approve a proposed one-for-four reverse stock split and the related amendment to the Certificate of Incorporation.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell